Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-177140

September 10, 2012

CONAGRA FOODS, INC.

Pricing Term Sheet

	1.350% Senior Notes due 2015	2.100% Senior Notes due 2018	3.250% Senior Notes due 2022
Issuer:	ConAgra Foods, Inc.

Size:	$250,000,000	$250,000,000	$250,000,000

Maturity:	September 10, 2015	March 15, 2018	September 15, 2022

Coupon (Interest Rate):	1.350%	2.100%	3.250%

Yield to Maturity:	1.425%	2.146%	3.316%

Spread to Benchmark Treasury:	+ 110 bps	+ 150 bps	+ 165 bps

Benchmark Treasury:	UST 0.250% due August 15, 2015	UST 0.625% due August 31, 2017	UST 1.625% due August 15, 2022

Benchmark Treasury Yield:	0.325%	0.646%	1.666%

Interest Payment Dates:	March 10 and September 10, commencing March 10, 2013	March 15 and September 15, commencing March 15, 2013	March 15 and September 15, commencing March 15, 2013

Make-Whole Call:	T + 20 bps	T + 25 bps	T + 25 bps

Price to Public:	99.781%	99.762%	99.442%

Trade Date:	September 10, 2012	September 10, 2012	September 10, 2012

Settlement Date:	September 13, 2012	September 13, 2012	September 13, 2012

CUSIP:	205887 BH4	205887 BG6	205887 BJ0

Anticipated Ratings:	Baa2 (stable outlook) by Moody’s Investors Service, Inc. BBB (stable outlook) by Standard & Poor’s Ratings Services BBB (stable outlook) by Fitch Ratings

Use of Proceeds:	ConAgra Foods expects to receive net proceeds (after deducting underwriting discounts but before deducting expenses of the offering) of $743,337,500 from this offering. It intends to use the net proceeds from the offering for general corporate purposes, including repayment of outstanding commercial paper.

Joint Book-Running Managers	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc.	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated BNP Paribas Securities Corp.	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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